January 11, 2013

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on December 13, 2012 regarding the Trust’s Post-Effective Amendment No. 137 (“PEA No. 137”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 26, 2012 for the purpose of registering shares of the WisdomTree Global Corporate Bond Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Disclosure changes in response to Staff comments will be made in Post-Effective Amendment No. 144 to the Trust’s registration statement, which will also be filed with the SEC on January 11, 2013. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: The Staff notes the Fund includes the word “Global” in its name. Please include disclosure in the “Principal Investment Strategies of the Fund” section explaining the Fund’s “global” policy.

Response: We have added the following sentence to the Fund’s investment strategy:

Under normal circumstances, the Fund intends to invest in at least three countries and to invest at least 30% of its net assets in issuers outside the United States.

2.	Comment: Please include disclosure in the “Principal Investment Strategies of the Fund” section explaining the criteria used to determine if a corporate entity is “economically tied to” a specific country.

Mr. Ed Bartz

January 11, 2013

Response: We have revised the first sentence of the Fund’s investment strategy as follows:

The Fund seeks to achieve its investment objective through investment in debt securities issued by corporate entities that are organized in or maintain their principal place of business in countries throughout the world, including the U.S.

3.	Comment: Please revise the Fund’s 80% investment policy to reference investment in bonds only. In the alternative, please consider changing the Fund’s name so as to comply with Rule 35d-1. In addition, please replace references to “Corporate Debt” in the Fund’s investment strategy with “Corporate Bonds”.

Response: We have not made the requested change because we believe the Fund, with its current 80% policy and name, does comply with Rule 35d-1. We note that in the adopting release for Rule 35d-1, the Commission, in the context of the applicability of the rule to the maturity of instruments in a fund’s portfolio, specifically noted that a fund investing in “debt obligations” may call itself a “bond” or a “debt” fund. Specifically, the Commission stated “[i]nvestment companies investing in debt obligations often seek to distinguish themselves by limiting the maturity of the instruments they hold. These investment companies may call themselves, for example, ‘short-term,’ ‘intermediate-term,’ or ‘long-term’ bond or debt funds.” We also note our disclosure is consistent with other similarly managed funds currently in operation. See PIMCO Global Bond Fund (Unhedged), Registration Statement dated July 31, 2012 (emphasis added):

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments that are economically tied to at least three countries (one of which may be the United States), which may be represented by forwards or derivatives such as options, future contracts or swap agreements. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. Securities may be denominated in major foreign currencies or the U.S. dollar.

4.	Comment: The “Principal Investment Strategies of the Fund” section states the Fund may invest in sovereign debt. Please include risk disclosure related to investment in sovereign debt in the “Principal Risks of Investing in the Fund” section.

Mr. Ed Bartz

January 11, 2013

Response: Risk disclosure related to investment in sovereign debt has been added to the “Principal Risks of Investing in the Fund” section.

5.	Comment: Please include disclosure in the Prospectus that a one percent increase in interest rates of a bond portfolio with an aggregate portfolio duration of ten years will decrease the bond portfolio’s value by approximately 10%.

Response: We have revised the Fund’s investment strategy as follows:

The Fund attempts to limit interest rate risk by maintaining an aggregate portfolio duration of between two and ten years under normal market conditions. Aggregate portfolio duration is important to investors as an indication of the Fund’s sensitivity to changes in interest rates. Funds with higher durations generally are subject to greater interest rate risk. For example, the value of a fund with a portfolio duration of ten years would be expected to drop by 10% for every 1% increase in interest rates. The Fund’s actual portfolio duration may be longer or shorter depending upon market conditions. The Fund may also invest in short-term money market securities denominated in U.S. dollars or the currencies of countries in which the Fund invests.

6.	Comment: In your response letter, please confirm that for purposes of the Fund’s Rule 35d-1 policy to invest at least 80% of its net asssets in Corporate Debt, Corporate Debt does not include derivatives.

Response: For purposes of the Rule 35d-1 80% policy, Corporate Debt does not include derivatives. Disclosure to this effect is currently included in the second to last sentence of the first paragraph in the “Principal Investment Strategies of the Fund” section.

7.	Comment: The Staff notes disclosure related to Fund payments to broker-dealers or other financial intermediaries is included in the Statement of Additional Information, but does not appear in the Prospectus per Item 8 of Form N-1A. Please include the disclosure required by Item 8 of Form N-1A in the Fund’s prospectus.

Response: Item 8 of Form N-1A requires disclosure of payments by the Fund or its related companies if payments are made to broker-dealers or financial intermediaries “for the sale of Fund shares or related services.” The Fund and its related companies do not make payments to broker-dealers or financial intermediaries “for the sale of Fund shares or related services.” Rather, any such payments made by the Fund or its related companies pertain to participation in activities designed to make such broker-dealers and financial intermediaries more

Mr. Ed Bartz

January 11, 2013

knowledgeable about exchange traded products, such as the Fund, or for other activities such as participation in marketing activities and educational training programs. The disclosure in the SAI has been revised as follows:

Intermediary Compensation. WisdomTree Asset Management or its affiliates, out of their own resources and not out of Fund assets (i.e., without additional cost to the Funds or their shareholders), may pay certain broker-dealers, banks and other financial intermediaries (“Intermediaries”) for certain activities related to the Fund, including participation in activities that are designed to make Intermediaries more knowledgeable about exchange traded products, including the Fund, or for other activities, such as marketing and educational training or support. These arrangements are not financed by the Funds and, thus, do not result in increased Fund expenses. They are not reflected in the fees and expenses listed in the fees and expenses sections of the Funds’ Prospectuses, and they do not change the price paid by investors for the purchase of a Fund’s shares or the amount received by a shareholder as proceeds from the redemption of Fund shares.

Such compensation may be paid to Intermediaries that provide services to the Funds, including marketing and education support (such as through conferences, webinars and printed communications). WisdomTree Asset Management periodically assesses the advisability of continuing to make these payments.

SAI

8.	Comment: Please remove the exception for non-U.S. government securities from the Fund’s fundamental policy on concentration.

Response: We have made the requested change.

9.	Comment: Please revise the Fund’s Rule 35d-1 non-fundamental policy to disclose that the Fund will provide 60 days’ prior notice to shareholders in the event the Fund changes this policy.

Response: The policy has been revised as follows:

Mr. Ed Bartz

January 11, 2013

The following investment policy is not fundamental and may be changed without shareholder approval. Prior to any change in the Fund’s 80% policy, the Fund will provide shareholders with 60 days’ notice.

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Corporate Debt. For these purposes, Corporate Debt includes fixed income securities, such as bonds, notes and money market securities, and other debt obligations (such as loan participation notes) described herein and in the Fund’s Prospectus.

* * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6133.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	W. John McGuire, Esq.
Sarah English, Esq.